101 Park Avenue                                             Morgan, Lewis
New York, NY 10178-0060                                     & Bockius LLP
212.309.6000                                                Counselors at Law
Fax: 212.309.6001

RYAN HELMRICH
ASSOCIATE
212.309.6312
RHELMRICH@MORGANLEWIS.COM

September 26, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Karen Rossoto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: THE ADVISORS' INNER CIRCLE FUND II 485(A) FILING (FILE NOS. 033-50718 AND
    811-07102)
    ----------------------------------------------------------------------------

Dear Ms. Rossoto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided via telephone on September 6, 2012, regarding the Trust's post-effective amendment No. 132, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 134, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on July 13, 2012 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Hancock Horizon Diversified Income Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. In the introductory paragraph of the "Fund Fees and Expenses" section, please reference any information regarding sales charges provided in the statement of additional information.

         RESPONSE. All disclosure regarding sales charges, as they relate to shareholder fees, is contained in the prospectus.


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Karen Rossoto
September 26, 2012
Page 2

2. COMMENT. Please confirm that the term of the Expense Limitation Agreement with respect to the Fund between the Adviser and the Trust is at least one year and provide a copy of the agreement as an exhibit to the Trust's registration statement.

         RESPONSE. The agreement, which will be provided as an exhibit to a subsequent post-effective amendment to the Trust's registration statement, shall continue in effect until May 31, 2014.

3. COMMENT. Please clarify that the Expense Limitation Agreement cannot be terminated by the Adviser as of a date less than one year from the commencement of the agreement.

         RESPONSE. The last sentence of footnote 2 to the "Annual Fund Operating Expenses" table has been modified as follows:

                 This Agreement may be terminated: (i) by the Board, for any reason at any time; or (ii) by the Adviser, upon ninety (90) days' prior written notice to the Trust, effective as of the close of business on May 31, 2014.

4. COMMENT. Please explain supplementally how the Fund's investments in common stock further the Fund's objective of maximizing current income.

         RESPONSE. The Fund's investments in common stock are designed to generate current income, because the Fund will primarily invest in those stocks that have above average dividend yields. In the current interest rate environment, a stock's dividend yield can often exceed the interest yields of fixed income instruments, including corporate bonds.

5. COMMENT. Please delete "potentially" in the first sentence of the last paragraph of the "Principal Risks" section.

         RESPONSE. The requested change has been made.

6. COMMENT. Please address new fund risk in the "Principal Risks" section.

         RESPONSE. The following paragraph has been added to the section:

                        Because the Fund is new, investors in the Fund bear the
                  risk that the Fund may not be successful in implementing its investment strategy, may not employ a successful investment strategy, or may fail to attract sufficient assets under management to realize economies of scale, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation.



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Karen Rossoto
September 26, 2012
Page 3

7. COMMENT. Please disclose that the Fund's shares are redeemable in the "Purchase and Sale of Fund Shares" summary section.

         RESPONSE. The following sentence has been added to the section: The Fund's shares are redeemable.

8. COMMENT. Please add ", in which case your distribution will be taxed when withdrawn from the tax-deferred account" to the end of the "Tax Information" summary section.

         RESPONSE. The requested change has been made.

9. COMMENT. If investments in privately-issued equity securities are a principal investment strategy of the Fund, please add appropriate disclosure to the "Principal Investment Strategy" and "Principal Risks" sections.

         RESPONSE. Investments in privately-issued equity securities are not a principal investment strategy of the Fund.

10. COMMENT. In the "More Information About Fund Investments" section, please state whether shareholder notice is required to change the Fund's investment objective.

         RESPONSE. The second sentence of the section has been modified as follows (emphasis added):

                     The investment objective of the Fund may be changed without shareholder approval, UPON 60 DAYS' PRIOR NOTICE TO SHAREHOLDERS.

11. COMMENT. Please focus the discussion in the beginning of the third paragraph of the "Investment Adviser" section on the Adviser, as opposed to Hancock Bank.

         RESPONSE. The beginning of the third paragraph of the Investment Adviser section has been modified as follows:

                         Horizon Advisers, an unincorporated division of Hancock
                  Bank formed in 2001, serves as the investment adviser to the Fund. The Adviser's principal place of business is located at One Hancock Plaza, 3rd Floor, Gulfport, Mississippi 39502. As of March 31, 2012, the Adviser managed approximately $1.6 billion in assets while the Adviser and Hancock Bank managed approximately $5.4 billion in assets.

12. COMMENT. Please state the Portfolio Managers' business experience during the past 5 years.

         RESPONSE. The relevant portion of the "Portfolio Managers" section has been modified as follows:



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Karen Rossoto
September 26, 2012
Page 4

                        Greg Hodlewsky, CFA, serves as an Investment Director
                  for the Adviser and takes part in the research and analysis of the Fund. Prior to joining the Adviser in 2011, Mr. Hodlewsky worked for eight years as a Senior Portfolio Manager at Whitney Bank, which was acquired by the Adviser's parent company in 2011. He has more than 25 years of investment experience.

                        John Portwood, CFA, serves as Director of Trust
                  Investments and Chief Investment Strategist of the Adviser and is responsible for overseeing the management of the Fund. Prior to joining the Adviser in 1998, Mr. Portwood worked for 10 years as a Chief Investment Officer at First Commerce Corporation. He has more than 39 years of investment experience.

13. COMMENT. Please add the disclosure required by Item 12(b) of Form N-1A to the "Commissions, Distribution and Servicing (12b-1) Fees" section.

         RESPONSE. The following disclosure has been added to the beginning of the section:

                        The Fund has adopted a plan under Rule 12b-1 under the
                  Investment Company Act of 1940, as amended, that allows the Fund to pay distribution and other fees for the sale of its shares and for services provided to shareholders. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

14. COMMENT. As per Item 11(a) of Form N-1A, with respect to any portion of the Fund's assets that are invested in one or more registered open-end management investment companies, please briefly explain that the Fund's net asset value is calculated based upon the net asset values of the registered open-end management investment companies in which the Fund invests, and that the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

         RESPONSE. The following disclosure has been added to the "How the Fund Calculates NAV" section:

                        The respective prospectuses for the open-end investment
                  companies in which the Fund invests explain the circumstances in which those investment companies will use fair value pricing and the effect of fair value pricing.

                        Redeemable securities issued by open-end investment
                  companies are valued at the investment company's applicable net asset value.

15. COMMENT. Please reference the contingent deferred sales charge on Class A Shares in the "Shareholder Fees" table.

         RESPONSE. The "Maximum Deferred Sales Charge (Load)" for Class A Shares in the



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Karen Rossoto
September 26, 2012
Page 5

                  "Shareholder Fees" table has been changed from "None" to "0.75% (1)" and the following footnote has been added to the table:

                           (1) Contingent deferred sales charge (CDSC) on certain investments of $1,000,000 or more redeemed within 18 months of purchase.

16. COMMENT. Pease consider including tax disclosure related to investments in master limited partnerships ("MLPs").

         RESPONSE. The following disclosure has been added to the "Taxes" section of the statement of additional information:

                     The Fund may invest in certain MLPs which may be treated as qualified publicly traded partnerships. Income from qualified publicly traded partnerships is qualifying income for purposes of the 90% Test, but the Fund's investment in one or more of such qualified publicly traded partnerships is limited under the Asset Test to no more than 25% of the value of the Fund's assets. The Fund will monitor its investments in such qualified publicly traded partnerships in order to ensure compliance with the Asset Test.

                      The Fund may invest in MLPs which deliver Form K-1s to
                  the Fund to report the Fund's share of income, gains, losses, deductions and credits of the MLP. These Form K-1s may be delayed and may not be received until after the time that the Fund issues its tax reporting statements. As a result, the Fund may at times find it necessary to reclassify the amount and character of its distributions to you after it issues you your tax reporting statement.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

17. COMMENT. Please update the disclosure regarding the federal takeover of Fannie Mae and Freddie Mac under the "Government Pass-Through Securities" heading in the "Description of Permitted Investments and Risk Factors" section.

         RESPONSE. The following paragraph has been added to the section:

                       While the U.S. Treasury is committed to offset negative
                  equity at Fannie Mae and Freddie Mac through its preferred stock purchases through 2012, no assurance can be given that the initiatives discussed above will ensure that Fannie Mae and Freddie Mac will remain successful in meeting their obligations with respect to the debt and mortgage-backed securities they issue beyond that date. In addition, Fannie Mae and Freddie Mac are also the subject of several continuing class action lawsuits and investigations by federal regulators over certain accounting, disclosure or corporate governance matters, which (along with any resulting financial restatements) may adversely affect the guaranteeing entities. Importantly, the future of the entities is in serious question as the U.S.

Karen Rossoto
September 26, 2012
Page 6

         Government reportedly is considering multiple options, ranging from nationalization, privatization, consolidation, or abolishment of the entities.

18. COMMENT. In the "Investment Limitations" section, please clarify the extent to which the purchase or sale of commodities and real estate is permitted under the 1940 Act.

         RESPONSE. The final paragraph under the "Fundamental Policies" heading in the section has been modified as follows:

         COMMODITIES AND REAL ESTATE. The 1940 Act does not directly restrict an investment company's ability to invest in commodities and real estate, but does require that every investment company have a fundamental investment policy governing such investments.

19. COMMENT. In the "Distributor" section, please disclose that shares of the Fund are offered continuously.

         RESPONSE. The following sentence has been added to the section: Shares of the Fund are offered on a continuous basis.

20. COMMENT. In the "Distributor" section, please list the principal types of activities designed to benefit the Fund for which 12b-1 payments will be made.

         RESPONSE. The following paragraph has been added to the section:

                      Distribution services may include: (i) services in
                  connection with distribution assistance; or (ii) payments to financial institutions and other financial intermediaries, such as banks, savings and loan associations, insurance companies, investment counselors, broker-dealers, mutual fund "supermarkets" and the Distributor's affiliates and subsidiaries, as compensation for services, reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services. The Distributor may, at its discretion, retain a portion of such payments to compensate itself for distribution services and distribution related expenses such as the costs of preparation, printing, mailing or otherwise disseminating sales literature, advertising, and prospectuses (other than those furnished to current shareholders of the Fund), promotional and incentive programs, and such other marketing expenses that the Distributor may incur.

21. COMMENT. Please clarify whether the "Aggregate Compensation" values provided in the "Board Compensation" table represent amounts paid by the Fund only or by the Trust as a whole.

         RESPONSE. The column heading has been modified as follows (emphasis added): "Aggregate Compensation FROM THE TRUST."

22. COMMENT. As per Item 17(e) of Form N-1A, please state whether the Codes of Ethics referenced in the "Codes of Ethics" section permit Access Persons to invest in securities that may

Karen Rossoto
September 26, 2012
Page 7

         be purchased or held by the Fund.

         RESPONSE. The fifth sentence of the section has been modified as follows (emphasis added):

                       Under each Code of Ethics, Access Persons are permitted
                  to invest in securities, INCLUDING SECURITIES THAT MAY BE PURCHASED OR HELD BY THE FUND, but are required to report their personal securities transactions for monitoring purposes.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (212) 309-6312.

Very truly yours,

/s/ Ryan Helmrich
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Ryan Helmrich